August 22, 2019

Antoine Lafargue
Chief Financial Officer
Tellurian Inc.
1201 Louisiana Street,
Suite 3100
Houston, TX 77002

       Re: Tellurian, Inc
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-05507

Dear Mr. Lafargue:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
Resources
cc:    Meg Gentle